GREENBERG TRAURIG, LLP
2700 Two Commerce Square
2001 Market Street
Philadelphia, PA 19103
Phone: (215) 988-7800
Facsimile: (215) 988-7801

Terrance James Reilly, Esq.
Direct Dial:  (215) 988-7815
E-mail:  reillyte@gtlaw.com


February 28, 2005

VIA EDGAR TRANSMISSION

Christian T. Sandoe
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re:           New Century Portfolios (the "Trust")
              SEC File Nos. 33-24041/811-5646

Dear Mr. Sandoe:

On January 3, 2005, the Trust filed Post-Effective Amendment No. 22 to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC"). PEA No. 22 was filed to comply with the SEC's new disclosure requirements concerning: (i) market timing policies; (ii) fair value pricing; and (iii) selective disclosure of portfolio holdings. The following letter responds to your comments to PEA No. 22, as discussed in our telephone call of January 17, 2005. Your comments are in italics and the Trust's response follows below.

 1. On the Cover Page of the Prospectus, under the Aggressive Portfolio, the Trust needs to add language similar to that contained on page 2 of the Prospectus that indicates that the Aggressive Portfolio may also invest in other investment companies that seek appreciation by investing in a portfolio of debt securities, or delete such reference on page 2.

    The Trust has complied with this comment. The Trust has added the following sentence to its Cover Page: "The Aggressive
    Portfolio may also invest in shares of registered investment companies that seek appreciation by investing in fixed income securities, including high-yield, lower rated debt securities."

 2. On page 3 of the Prospectus, under paragraph three of the section on the International Portfolio, the Trust needs to add language that indicates that the underlying funds will invest in securities that are tied economically to a number of countries throughout the world.

    The Trust has complied with this comment. The Trust has added the following language to Page 3 of the Prospectus: "The
    International Portfolio, through its investments in underlying funds, will have exposure to the securities of issuers located in at least three different countries outside of the U.S."

 3. On page 3 of the Prospectus, under paragraph four of the section on the International Portfolio, the Trust needs to add disclosure defining what constitutes a
    "small-capitalization" security.

    The Trust has complied with this comment. The Trust has added the following language to Page 3 of the Prospectus:
    "Small-capitalization" refers to underlying funds that invest in the securities of issuers with a total market capitalization of less than $1 billion.

 4. On pages 4 to 6 of the Prospectus, under the various risk disclosures, the SEC wants the Trust to state which risk applies to which Portfolio. If the risks apply to all Portfolios, then add a statement to that effect under "Risks in General."

    The Trust has complied with this comment. Most of the risks apply to all Portfolios and the Trust added to its introductory risk paragraph that: "Unless otherwise noted, each risk factor below applies to each of the Portfolios."

    A few of the risks only applied to certain Portfolios and those risks now contain specific reference to the applicable
    Portfolios.

 5. PEA No. 22 was filed without financial or performance information. For computer bar chart purposes, it used a "plug" number of 0.00%. For future filings, the SEC asked that the Trust not use 0.00%. They would rather see it blank.

    The Trust has added 2004 performance information. In future filings it will not use a plug number.

 6. On Page 14 of the Prospectus, the Operating Expenses for the
    Capital Portfolio are wrong. Total expenses should be 1.41% (to tie into the Financial Highlights table) but the numbers the Trust gave add up to 1.40%.

    This has been corrected by increasing "Other Expenses" by 0.01%.

 7. On Page 15 of the Prospectus, under the Expense Example for the Aggressive and International Portfolios, the SEC thinks that the Trust should not include the expense cap in the 1 Year numbers since the expense cap only runs through October 31, 2005.

    The change you requested to the 1 Year Expense Example has been made.

 8. On Page 29 of the Prospectus, under "Frequent Purchases and
    Redemptions of Shares," the SEC wants more specific disclosure concerning the risks involved with market timing.

    The Trust has complied with this comment. The Trust has added the following disclosure: "Market timing may disrupt portfolio management strategies, harm the performance of a Portfolio, dilute the value of a Portfolio's shares held by long-term shareholders, increase brokerage and administrative costs, and generate taxable consequences by causing a Portfolio to sell securities to meet redemption request."

 9. On Page 29 of the Prospectus, under "Frequent Purchases and
    Redemptions of Shares," the SEC asked the Trust to explain the legal analysis whereby the Trust could involuntarily redeem a market timer's account.

    We agree that the Trust cannot involuntarily redeem such accounts but can restrict them from future purchases and, if they subsequently redeem, not allow them to repurchase into a Portfolio. The language has been amended to reflect this change.

10. On Page 29 of the Prospectus, under "Frequent Purchases and
    Redemptions of Shares," the SEC asked the Trust to delete the word "similar" from the second paragraph.

    The language has been amended to reflect this change.

11. On Page 29 of the Prospectus, under "Frequent Purchases and
    Redemptions of Shares," the SEC asked for a statement whether the Trust's market timing policy was applied uniformly over all customer accounts.

    The Trust's market timing policy does apply uniformly to all shareholder accounts. The following disclosure was added: "The Trust's market timing policies and procedures apply uniformly to all shareholder accounts."

12. On Page 29 of the Prospectus, under "Frequent Purchases and
    Redemptions of Shares," the SEC asked the Trust to describe any circumstances under which the market timing restrictions will not be imposed.

    The Trust's market timing policy is applied uniformly to all accounts. There are no accounts that would not be subject to such policy.

13. On Pages B-15 to B-16 of the Statement of Additional Information (the "SAI"), the SEC asked the Trust to identify, with specificity, any arrangements to disclose Portfolio
    Holdings.

    The Trust has made the requested change.

14. On Pages B-15 to B-16 of the SAI, under No. 3, the SEC wants to know specifically who the Trust would disclose to, such as another fund's investment adviser, a broker arranging the sale of the current adviser, etc.
    Similarly, for No. 6, the SEC wants to know specifically who would get redeemed in-kind.

    The Trust has made the requested change. Number 3 has been amended to read: "If ever applicable, to another investment adviser or its independent certified public accountants solely for the purpose of due diligence regarding a merger or acquisition."

    After discussions with the Trust, Number 6 was deleted.

15. On Pages B-15 to B-16 of the SAI, under Nos. 4-5, the SEC wants to know specifically who the Trust would disclose to (i.e., what rating agencies or service providers). If the Trust has no current agreements to disclose to ratings agencies, proxy voting service providers, portfolio management database providers, etc., then the Trust should state that there are no current arrangements but reserve the right, in the future, to disclose to such entities.

    The Trust has made the requested change. Number 4 was amended to read: "To the following ratings and performance tracking agencies: Vicker's Stock Research, S & P, Morningstar, Inc., Bloomberg and Lipper, on a monthly basis, for use in developing a rating for a Portfolio."

    For Number 5, there are currently no such specific arrangements in place. The language was amended to read: "To service providers, such as proxy voting service providers and portfolio-management database providers in connection with their providing services benefiting the Trust, although no such arrangements currently exist."

16. On Page B-16 of the SAI, under the first sentence of the first full paragraph, the SEC wants the Trust to expand the disclosure on the idea of restricting "the use of such information."

    The Trust has made the requested change. After reviewing the Trust's relationships, it was determined that no confidentiality agreements currently exist. The Trust has amended the disclosure to read as follows: "In all instances of such non-standard disclosure, the receiving party will be instructed that such information must be kept confidential and that no trading on such information should be allowed."

17. On Page B-16 of the SAI, under the first paragraph, the SEC wants a description of any policies to monitor the use of this information.

    The Trust has made the requested change. The Trust has amended the disclosure to read as follows: "The Board has reviewed and approved the list below of entities that may receive portfolio holdings information prior to and more frequently than the public disclosure of such information ("non-standard disclosure"). The Board has also delegated authority to the Trust's President to provide such information in certain circumstances (as described below). The Board is also notified of, and reviews any requests for non-standard disclosure approved by the Trust's President."

18. On Page B-16 of the SAI, the SEC wants a description of any procedures that the Trust uses to ensure that the disclosure of portfolio information is in the best interests of shareholders.

    As noted in the disclosure, the Trust currently only releases portfolio information in very limited instances (e.g., its service agents, regulatory filings, advertising, to performance or ratings agencies, etc.) and has drafted procedures to deal with other situations that don't currently exist (e.g., another adviser that would be purchasing the Trust's current adviser or a proxy voting service, etc.). It has no other arrangements to, and does not, provide non-standard disclosures to any other party. The President of the Trust is authorized to consider such requests from others, but must promptly provide the Board with notice if he approves any request. In addition, if any appearance of a conflict exists, there is a procedure, described in the SAI, that states:

    "There may be instances where the interests of the Trust's shareholders respecting the disclosure of information about portfolio holdings may conflict or appear to conflict with the interests of the Advisor, any principal underwriter for the Trust or an affiliated person of the Trust (including such affiliated person's investment adviser or principal underwriter). In such situations, the conflict must be disclosed to the Board of Trustees of the Trust, and the Board must be afforded the opportunity to determine whether or not to allow such disclosure."

19. On Page B-16 of the SAI, the SEC wants a description of the manner in which the Board exercises oversight of disclosure of the Trust's portfolio securities.

    The Trust has made the requested change. The Trust has amended the disclosure to read as follows:

    "The Trust maintains written policies and procedures regarding the disclosure of its portfolio holdings to ensure that disclosure of information about portfolio securities is in the best interests of a Portfolio's shareholders.
    The Board of Trustees reviews these policies and procedures on an annual basis. In addition, the Board has reviewed and approved the list below of entities that may receive portfolio holdings information prior to and more frequently than the public disclosure of such information ("non-standard disclosure"). The
    Board has also delegated authority to the Trust's
    President to provide such information in certain circumstances (as described below). The Board is also notified of, and reviews any requests for non-standard disclosure approved by the Trust's President."

20. On page B-25 of the SAI, the SEC asked that the Trust add the heading "Non-Interested Trustees" to the Trustees and Officers chart.

    The Trust has made the requested change.

21. On pages B-25 and B-26 of the SAI, for Mr. Diorio and Ms.
    Tremblay, the SEC asked for a better description under "Principal Occupation(s) During the Past 5 Years and
    Other Directorships" than the term "consultant."

    The Trust has made the requested change. Mr. Diorio was a CPA consulting with others. Ms. Tremblay was a "legal consultant," which reflects the fact that she was an attorney but was waiting for the results of her bar examination.

22. On page B-28 of the SAI, the SEC wants the Trust to revise the paragraph describing the approval of the investment advisory agreement to relate the factors considered to the specific circumstances of the Portfolios.



    The Trust has made the requested change. The disclosure was amended to read (for your convenience, I've marked it to reflect changes from the version you commented upon):



    "Approval of the Investment Advisory Agreements. The Board of
    Trustees most recently approved the terms and conditions of the Investment Advisory Agreements between the Advisor and the Trust, on behalf of the New Century Capital, New Century Balanced, New
    Century Aggressive, New Century International and
    New Century Alternative Strategies Portfolios, at a meeting held on September 23, 2004. At the meeting, the trustees considered, among other things, the terms and conditions of each agreement, the quality and scope of the investment advisory services received from the Advisor in the past and which were expected to continue in the future, the Advisor's personnel assigned to service the Portfolios, the unique aspects of the Advisor's operations, the fees paid by each Portfolio and in relation to similar funds within the industry, the expense limitation agreements with respect to the Portfolios, and information concerning the performance of each Portfolio. The trustees noted that the Portfolios had been performing competitively in the industry and were pleased with their results. In addition, the trustees stated that the fees and expenses of the Portfolios were deemed to be fair and reasonable based on the information provided at the meeting with respect to other funds in the industry. The trustees also reviewed and discussed other aspects of the Advisor, such as the profitability of the investment adviser, the relationship between the Trust and the Advisor, including the benefits each party received from such long term relationship, and the fact that the Advisor and its affiliates received other compensation from the relationship such as fees as administrator and fees under a distribution (12b-1) plan. The trustees also noted that two of the trustees, Messrs. Biggar and Robbat, were affiliates of the Advisor and the Distributor and would benefit by the investment advisory, administration and distribution agreements.

    It was noted that during the Board's consideration of the factors listed above, different trustees gave different weight to different items. In general, the trustees considered it to be significant that the proposed investment advisory arrangements would assure a continuity of relationships to service the Portfolios because of the Advisor's familiarity with each Portfolio, its investment objectives and policies, its portfolio composition, and the Trust's policies regarding matters such as brokerage allocation, record-keeping systems, and other operational issues. The Board specifically noted the long-standing and cooperative working relationship between the Advisor and the Trust."




23. On page B-28 of the SAI, the Trust needs to add the Interested Trustees to the compensation table.

    The Trust has made the requested change.

24. Add the appropriate "Tandy" representations.

    In responding to the SEC's comments, please note that the Trust acknowledges and represents:

  * The Trust is responsible for the adequacy and accuracy of the disclosure in PEA No. 22;

  * Staff comments or changes to disclosure in response to staff comments in PEA No. 22, which was reviewed by the staff, does not foreclose the Commission from taking any action with respect to PEA No. 22; and

  * The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition to the above changes, and as we discussed, the Trust would like to impose a redemption fee. This redemption fee is being adopted to discourage short-term trading in the Trust's Portfolios. A 2.00% redemption fee shall be imposed on any shares redeemed within 30 days of their initial purchase. This redemption fee shall apply to all shareholders and accounts, but shall only apply to shares purchased after March 1, 2005. The redemption fee shall not apply towards shares purchased with the reinvestment of dividends nor shall it apply to exchanges between the various Portfolios of the Trust. The redemption fee shall equal 2.00% of the redemption proceeds. In determining the amount of any redemption fee, the shares having been held the longest in the account shall be considered redeemed first. Redemption fees shall be retained by the applicable Portfolio.
As noted above, this redemption fee is meant to prevent short-term trading in the Portfolios and to offset any transaction and other costs associated with short-term trading.
A copy of the Trust's disclosures (e.g., its fee table and relevant Prospectus disclosure) is attached hereto as Appendix A.

I believe that this fully covers your comments. Please note that the Trust will be filing a further Post-Effective Amendment to its Registration Statement on Form N-1A ("PEA No. 23") on March 1, 2005. PEA No. 23 is being filed to: (i) incorporate by reference the audited financial information for the Trust for its most recent fiscal year ended October 31, 2004; (ii) add appropriate exhibits and consents; (iii) disclose the new redemption fee discussed above and in Appendix A; and (iv) complete the disclosures in the Prospectus and Statement of Additional Information.

As we have discussed, under separate cover, the Trust is filing an acceleration request for PEA Nos. 22 and 23 (and Post-Effective Amendment No. 22 to the Trust's Registration Statement on Form N-1A) to accelerate their effective dates to Tuesday, March 1, 2005. The Trust is willing to work with you towards achieving that goal.

If you should have any questions or comments, or need any addition information, please do not hesitate to contact me directly at (215) 988-7815.

Very truly yours,


/s/ Terrance James Reilly
Terrance James Reilly


cc:  Nicole M. Tremblay
     Steven M. Felsenstein

APPENDIX A

Expenses

As an investor, you pay certain fees and expenses in connection with the Portfolios, which are described in the table below. There are no sales loads or exchange fees associated with an investment in the Portfolios. Portfolio operating expenses are paid out of the assets of each Portfolio, so their effect is included in each Portfolio's share price.

Shareholder Fees (fees paid directly from your investment)


                                                                                          Alternative
                              Capital         Balanced    Aggressive   International       Strategies
                            Portfolio        Portfolio     Portfolio       Portfolio        Portfolio
                            ---------        ---------    ----------   -------------      -----------
Maximum Sales Charge
(Load) Imposed on
Purchases                     None             None          None          None              None

Maximum Deferred Sales
Charge (Load)                 None             None          None          None              None

Redemption Fee*              2.00%            2.00%         2.00%         2.00%             2.00%

Wire Redemption Fee**       $9.00            $9.00         $9.00         $9.00              $9.00

Exchange Fee                  None             None          None          None              None


Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)


                                                                                          Alternative
                              Capital         Balanced    Aggressive   International       Strategies
                            Portfolio        Portfolio     Portfolio       Portfolio        Portfolio
                            ---------        ---------    ----------   -------------      -----------
Management Fees              0.99%(a)         1.00%(a)      1.00%(a)      1.00%(a)            0.75%
Distribution 12b-1 Fees(b)   0.18%            0.16%         0.23%         0.22%               0.06%
Other Expenses               0.24%            0.26%         1.48%         0.52%               0.31%
                            ---------        ---------    ----------   -------------      -----------
Total Portfolio Operating
Expenses                     1.41%            1.42%         2.71%         1.74%               1.12%
Fee Waivers                    --               --          1.21%         0.24%                 --
                            ---------        ---------    ----------   -------------      -----------
Net Expenses(c)              1.41%            1.42%         1.50%         1.50%               1.12%
                            =========        =========    ==========   =============      ===========



  * Effective March 1, 2005, a 2.00% redemption fee shall be imposed on any shares redeemed within 30 days of their initial purchase. This redemption fee shall apply to all shareholders and accounts, but only on the purchase of shares made after March 1, 2005. This redemption fee shall equal 2.00% of the amount being redeemed. In determining any redemption fee, the shares held the longest in the account shall be considered redeemed first. Any redemption fees shall be credited to the applicable Portfolio. This redemption fee is being imposed to prevent short-term trading and to offset transaction and other costs associated with short-term trading.

 ** Wire redemption fees are only imposed upon shareholders requesting a redemption or distribution via wire.

(a) For its services to the Capital, Balanced, Aggressive and International Portfolios, the Advisor receives a Management Fee, computed daily and payable monthly, at the annualized rate of 1% of such Portfolio's average daily net assets for the first
    $100 million in assets and 0.75% of the assets exceeding that amount.

(b) Under the Trust's Rule 12b-1 Plan, each Portfolio may pay up to 0.25% of its average daily net assets to Weston
    Securities Corporation (the "Distributor").  The
    Distributor has voluntarily agreed to waive payments made by each Portfolio pursuant to the Trust's Rule 12b-1 Plan in amounts equal to any sales commissions or other compensation received by the Distributor in connection with purchasing or holding investment company shares.

(c) The Advisor has agreed to contractually limit the total expenses (excluding interest, taxes, brokerage and extraordinary expenses) to an annual rate of 1.50% of the average net assets of each Portfolio until October 31, 2005. This fee waiver may be terminated at any time after October 31, 2005.
    The Advisor is entitled to reimbursement from a Portfolio of any fees waived pursuant to these arrangements if such reimbursement does not cause the Portfolio to exceed existing expense limitations and the reimbursement is made within three years after the year in which the Advisor incurred the expense.

HOW TO BUY AND SELL SHARES

Pricing of Portfolio Shares



The price you pay for a share of a Portfolio is called the Portfolio's net asset value (the "NAV"). Generally, the price you receive upon selling or redeeming a share of a Portfolio is its NAV; except that, the redemption of shares held for less than 30 days from the date of initial purchase will be subject to a redemption fee of 2.00% of the redemption proceeds. The NAV is calculated by taking the total value of a Portfolio's assets, subtracting its liabilities, and then dividing by the number of shares that have already been issued. This is a standard calculation, and forms the basis for all transactions involving buying, selling, exchanging or reinvesting shares. The NAV is generally calculated as of the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) every day the Exchange is open. Your order will be priced at the next NAV calculated after the Portfolios' transfer agent, Ultimus Fund Solutions, LLC ("Ultimus," or the "Transfer Agent"), receives your order in proper form. Each Portfolio's investments are valued based on market value, or where market quotations are not readily available, based on fair value as determined in good faith by the Trust's Board of Trustees. The Portfolios may use pricing services to determine market value. Each Portfolio's NAV is calculated based upon the net asset values of the underlying funds in which such Portfolio invests. The prospectuses for the underlying funds explain the circumstances under which those registered investment companies will use fair value pricing and the effects of using fair value pricing.




Additional Redemption Information




Payment of Redemption Proceeds. You may redeem shares on any day that the Portfolios are open for business. Your shares will be sold at the next NAV per share calculated after the Transfer Agent receives your order in proper form. A 2.00% redemption fee shall be imposed on any shares redeemed within 30 days of their initial purchase. This redemption fee shall apply to all shareholders and accounts, but shall only apply to shares purchased after March 1, 2005. The redemption fee shall not apply towards shares purchased with the reinvestment of dividends nor shall it apply to exchanges between the various Portfolios of the Trust. The redemption fee shall equal 2.00% of the redemption proceeds. In determining the amount of any redemption fee, the shares having been held the longest in the account shall be considered redeemed first. Redemption fees shall be retained by the applicable Portfolio. This redemption fee is meant to prevent short-term trading in the Portfolios and to offset any transaction and other costs associated with short-term trading.




Your order will be processed promptly and you will receive the proceeds within seven days after receiving your properly completed request. Payment of the redemption proceeds for shares of the Portfolios where you request wire payment will normally be made in federal funds on the next business day.

Before selling recently purchased shares, please note that if the Transfer Agent has not yet collected payment for the shares you are selling, it may delay sending the proceeds for up to 10 calendar days. This procedure is intended to protect the Portfolios and their shareholders from loss.

Frequent Purchases and Redemptions of Shares



The Portfolios are intended as long-term investment vehicles and not to provide a means of speculating on short-term market movements. The Board of Trustees of the Trust have adopted policies and procedures to detect and prevent frequent and abusive trading practices by shareholders. Such frequent trading is commonly referred to as "market timing." Market timing may disrupt portfolio management strategies, harm the performance of a Portfolio, dilute the value of a Portfolio's shares held by long-term shareholders, increase brokerage and administrative costs, and generate taxable consequences by causing a Portfolio to sell securities to meet redemption request. It is the policy of the Trust not to permit market timing, by any shareholder, in its Portfolios.

The Trust currently considers excessive trading to involve more than six purchases followed by redemptions (or vice versa) within one calendar year. If such market timing is detected within an account (or accounts) held by a shareholder, it is the policy of the Trust to issue warnings to the account, restrict future account activity and reject future purchases from such shareholder. If the account is subsequently redeemed, the shareholder will not be permitted to make future purchases or open new accounts.

In an effort to deter market timing or other abusive trading activities, the Trust has adopted a redemption fee. A 2.00% redemption fee shall be imposed on any shares redeemed within 30 days of their initial purchase. This redemption fee shall apply to all shareholders and accounts, but shall only apply to shares purchased after March 1, 2005. The redemption fee shall not apply towards shares purchased with the reinvestment of dividends nor shall it apply to exchanges between the various Portfolios of the Trust. The redemption fee shall equal 2.00% of the redemption proceeds. In determining the amount of any redemption fee, the shares having been held the longest in the account shall be considered redeemed first. Redemption fees shall be retained by the applicable Portfolio. This redemption fee is meant to prevent short-term trading in the Portfolios and to offset any transaction and other costs associated with short-term trading.



The Trust has delegated to its Transfer Agent the primary responsibility for monitoring excessive trading and money flows within its Portfolios. However, the Advisor also periodically monitors shareholder trades to determine if frequent trading activity is occurring.



The Trust also has these policies and procedures in place to detect and deter market timing activities through its exchange privilege.

These policies and procedures have been developed to prevent market timing by any shareholder. The Trust's market timing policies and procedures apply uniformly to all shareholder accounts. However, it may be difficult to determine frequent and abusive trading within certain types of shareholder accounts, such as those held by a broker-dealer in street name or by a mutual fund supermarket in an omnibus shareholder account.